EXHIBIT 99.1

Tricon Residential Launches Tricon Vantage Program to Help Residents Enhance their Financial Wellbeing

TORONTO, Jan. 26, 2022 /CNW/ - Tricon Residential Inc. (NYSE: TCN) (TSX: TCN) ("Tricon" or the "Company"), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, today announced the launch of Tricon Vantage, a market-leading program aimed at providing its U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability.

Tricon Vantage represents the evolution of Tricon's resident-centric approach to single-family rental property management. At the core of this program is the Company's long-standing practice of voluntary self-governing on renewal rents, whereby Tricon caps annual rent increases for existing residents at rates typically below market. Tricon Vantage expands the Company's commitment to go above and beyond to enrich the lives of residents by offering the following new services:

•	Financial Literacy: In partnership with Operation HOPE, Tricon Vantage offers residents complimentary programs focused on enhancing their financial wellbeing, including workshops, one-on-one coaching and guided group sessions tailored to residents' individual financial goals. Residents also have access to information and guidance on improving their FICO score, budgeting and debt management, as well as customized approaches to personal savings to help them achieve financial freedom. If homeownership is a resident's goal, Tricon Vantage can help by providing the tools and information needed to put homeownership within reach.
•	Credit Builder: Tricon provides its residents access to a credit builder program, which reports on-time rent payment history and paid-in-full status to TransUnion, Experian and Equifax to help residents build better credit scores. Residents also have access to credit score insights, such as the factors that affect their score, and instant alerts to any changes or updates related to their credit report.
•	Resident Home Purchase Program: Tricon's home purchase program gives qualifying residents the first opportunity to purchase the home they are renting in the event Tricon elects to sell it. In addition, as part of this program, Tricon will:
•	Pay for a home inspection (up to $500)
•	Pay for a home warranty (up to $500)
•	Include an appraisal contingency to ensure that the home is sold to the resident at fair market value
•	Offer closing-date flexibility to reduce the stress of buying a home for the resident

Since piloting this program four months ago, Tricon has sold five homes to residents, converting them from renters to homeowners.

•	Resident Emergency Assistance Fund: Tricon has established a fund to help support residents experiencing unexpected hardships such as job loss, health issues, death of a relative or other catastrophic events. The fund provides grants to residents on a case-by-case basis to help them pay rent, utilities, medical bills and insurance, and assist with short-term accommodations if necessary while repairs are being made to their home. In 2021, the program assisted over 40 residents in ten markets.
•	Resident Down Payment Assistance Program: Tricon plans to launch a resident down payment assistance program in Q3 2022 to provide long-term residents with a portion of their down payment to buy a home, should they choose to do so in the future. This program will reward long-term residents in financial good standing and help them with a crucial step toward homeownership - funding the down payment.

"We have always recognized that long-term business success depends on the success of our residents and the communities where we operate," said Gary Berman, President and CEO of Tricon Residential. "When families have the stability necessary to build pathways to their own financial freedom, entire communities can prosper. At Tricon, we believe that this compassionate approach to serving our residents is not only the right thing to do, but also the contributing factor to our high occupancy, industry-low turnover rate and leading resident satisfaction scores."

Tricon Vantage supports Tricon's long-standing commitment to positively impacting its employees, residents and communities. Throughout the pandemic, Tricon has been a leader in resident rent relief efforts, addressing resident rent payment issues with care and consideration. Residents were offered rent payment extensions, late fee waivers, partial payment and rent deferral programs, the option to pay rent with their security deposit, early terminations with waivers of termination fees and balances owing, relocation assistance and, most recently, a Resident Rent Forgiveness program.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of approximately 35,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon's culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life's potential. For more information, visit www.triconresidential.com.

About Operation HOPE, Inc.

Since 1992, Operation HOPE has been moving America from civil rights to "silver rights" with the mission of making free enterprise and capitalism work for the underserved - disrupting poverty for millions of low and moderate-income youth and adults across the nation. Through its community uplift model, HOPE Inside, which received the 2016 Innovator of the Year recognition by American Banker magazine, Operation HOPE has served more than 4 million individuals and directed more than $3.2 billion in economic activity into disenfranchised communities - turning check-cashing customers into banking customers, renters into homeowners, small business dreamers into small business owners, minimum wage workers into living wage consumers, and uncertain disaster victims into financially empowered disaster survivors. Project 5117 is our multi-year four-pronged approach to combating economic inequality that aims to improve financial literacy, increase business role models and business internships for youth in underserved communities, and stabilize the American dream by boosting FICO scores. Operation HOPE recently received its sixth consecutive 4-star charity rating for fiscal management and commitment to transparency and accountability by the prestigious non-profit evaluator, Charity Navigator. For more information, visit, OperationHOPE.org. Join the conversation on Twitter, Facebook and Instagram.

Forward-Looking and Other Information

Participation in certain Tricon Vantage programs may not be available to all residents and is subject to terms and conditions, including eligibility criteria.  Tricon residents may obtain such information upon request.  Certain statements contained in this news release concerning the elements of Tricon Vantage programs, including future elements, are forward-looking statements and are provided for the purpose of presenting information about management's current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. In some cases, forward-looking information can be identified by such terms as "will", "would", "anticipate", "anticipated", "expect" and "expected". Although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

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SOURCE Tricon Residential Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2022/26/c5621.html

%CIK: 0001584425

For further information: Investors: Wissam Francis, EVP & Chief Financial Officer, Tel: 416-323-2484, Email: wfrancis@triconresidential.com; Wojtek Nowak, Managing Director, Capital Markets, Tel: 416-925-2409, Email: wnowak@triconresidential.com; Media: Tara Tucker, Vice President, Communications, Tel: 416-925-4041, Email: ttuccker@triconresidential.com

CO: Tricon Residential Inc.

CNW 06:45e 26-JAN-22